UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company
Employee Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan
December 31, 2015 and 2014, and
Year Ended December 31, 2015
With Reports of Independent Registered Public Accounting Firms

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio  44117
(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company
Employee Savings Plan
Financial Statements and Schedule
December 31, 2015 and 2014, and
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Lincoln Electric Company
Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2015 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. This supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio
June 27, 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Lincoln Electric Company
Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2014. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Lincoln Electric Company Employee Savings Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 26, 2015, except for the impact of the adoption of ASU 2015-07 and 2015-12 discussed in Notes 2 and 7, as to which the date is June 27, 2016

The Lincoln Electric Company
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value	$416,934,489	$448,437,212
Receivables:
Notes receivable from participants	12,498,990	12,001,964
Employer contributions receivable	498,103	528,434
Other receivable	35,980	—
Total receivables	13,033,073	12,530,398
Total assets	429,967,562	460,967,610

Liabilities
Corrective distributions payable	208,869	36,633
Other liabilities	—	120,667
Total liabilities	208,869	157,300

Net assets available for benefits	$429,758,693	$460,810,310

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Additions
Interest and dividends	$15,622,523
Interest on notes receivable from participants	521,292
Contributions:
Participants	19,596,195
Employer	9,172,058
Total additions	44,912,068

Deductions
Net depreciation in fair value of investments	39,182,743
Participant withdrawals	36,572,073
Corrective distributions	208,869
Total deductions	75,963,685

Net decrease	(31,051,617)

Net assets available for benefits at beginning of year	460,810,310
Net assets available for benefits at end of year	$429,758,693

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements
Note 1 — Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan (as amended, “the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan.  The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($18,000 for 2015).  Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $6,000 for 2015).  Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as Corrective distributions payable. Participants are immediately vested in their contributions plus actual earnings thereon.  Participants have the right to either direct Fidelity Management Trust Company (“the Trustee”) to invest contributions in any one fund or in a combination of funds in 1% increments or to invest contributions in a self-directed brokerage account. Eligible employees who do not have an affirmative election under the Plan and employees who become eligible participants in the Plan, will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan.  Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code.  In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees.  As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year.
Company Match
The Company contributes 35% of the first 6% of eligible compensation contributed by certain participants to the Plan.  Matching contributions are 100% vested after an employee has attained three years of service.  The Company match is discretionary and can be suspended or terminated at any time.  Company match contributions are invested in the same manner as participant contributions.
On August 21, 2015, the Company notified plan participants of the temporary suspension of the matching employer contribution for all employees effective September 1, 2015.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
FSP Program
The Plan provides a Financial Security Program (“FSP”) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997.  Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service.  In July 2006, the Company amended the Plan to offer employees enhanced FSP benefits (“FSP Plus”).  Eligible employees hired on or after January 1, 2006 receive FSP Plus benefits under the Plan, but are not eligible to participate in the Company’s defined benefit plan.  Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which may include both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan.  The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

Years of Service	FSP Plus Company Contribution (% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%
The amount of FSP and FSP Plus contributions were $6,904,777 in 2015.  FSP and FSP Plus contributions are invested in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan.  During 2015, no forfeitures were used to reduce Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company.  Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment.  Participants who leave the Company may withdraw their money at any time.  Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated if later.  Participants or beneficiaries may elect to receive the portion of their distributions which are attributable to their interests in the Lincoln Electric Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time.  Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable.  No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The valuation methodologies used for the investment assets measured at fair value are as follows:
Units of registered investment companies (“Mutual funds”): Valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.
Self-directed investment account: Consist primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.
Lincoln Electric Stock Fund: The fund invests in common stock of Lincoln Electric Holdings, Inc., which is determined based on the quoted market price as of year-end. Additionally, the fund holds cash in a money market account, valued at cost which approximates fair value.
Common collective trust fund: Valued at net asset value per share ("NAV") or its equivalent of the fund, which are based on the fair value of the funds' underlying assets. There are no redemption restrictions or unfunded commitments on these investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are recorded on a trade-date basis. Open trades within the Lincoln Electric Stock Fund that have not settled are reflected in the statements of Net Assets Available for Benefits as either an Other receivable or Other liability. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year. See Note 7 for additional disclosures relative to the fair value of the investments held in the Plan.
Benefit Payments
Benefits are recorded by the plan when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded when it is earned.  If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Administrative Expenses
All direct costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2015.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures; and III. Measurement Date Practical Expedient." These amendments are a consensus of the FASB Emerging Issues Task Force. Parts I and II of the ASU are applicable to the Plan. Part I eliminates the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under this amendment, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II modifies the investments disclosures under ASC 820, "Fair Value Measurement" and ASC 962 "Defined Contribution Plans." The ASU is effective for fiscal years beginning after December 15, 2015 and is required to be applied retrospectively for all comparative periods presented. Early application is permitted. The Plan early adopted Parts I and II of ASU 2015-12 on January 1, 2015 and its application was applied retrospectively.
In May 2015, the FASB issued ASU No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)." ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the NAV practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Plan early adopted ASU 2015-07 on January 1, 2015 and its application was applied retrospectively.
The presentation of the Plan's common collective trust has been changed for consistency resulting from the adoption of the new accounting pronouncements and had no effect on total net assets available for benefits or the change in net assets available for benefits.
Note 3 — Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated January 29, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan, as amended, is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Note 4 — Transactions with Parties-in-Interest
At December 31, 2015, the Plan held 1,742,293 common shares of Lincoln Electric Holdings, Inc. with a fair value of $90,407,584.  For the year ended December 31, 2015, the Plan received dividends on Lincoln Electric Holdings, Inc. common shares of $2,121,894.  At December 31, 2014, the Plan held 1,992,083 common shares of Lincoln Electric Holdings, Inc. with a fair value of $137,633,014.  The Plan’s shares of Lincoln Electric Holdings, Inc. are held in the Lincoln Electric Stock Fund.
Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company.  Such transactions are exempt from being prohibited transactions under ERISA.
Note 5 — Difference Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per financial statements	$429,758,693	$460,810,310
Less: Deemed distribution of loans with no post-default payments	—	(256,995)
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	—	496,699
Net assets available for benefits per Form 5500	$429,758,693	$461,050,014
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2015
Net decrease per the financial statements	$(31,051,617)
Plus: Change in deemed distribution of loans with no post-default payments	256,995
Less: 2014 Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	(496,699)
Net decrease per Form 5500	$(31,291,321)
Note 6 — Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s investments in the Company’s stock are exposed to market risk in the event of a decline in the value of Lincoln Electric Holdings, Inc. Common Shares.  Participants assume all risk in connection with any decrease in the market price of any investment.

The Lincoln Electric Company

Employee Savings Plan
 Notes to Financial Statements (continued)
Note 7 — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:
Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
 Level 2        Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methods used may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$275,114,901	$—	$—	$275,114,901
Self-directed brokerage accounts	7,280,818	—	—	7,280,818
Lincoln Electric Stock Fund
Cash	3,754,889	—	—	3,754,889
Common Stock	90,407,584	—	—	90,407,584
Total investments in the fair value hierarchy	376,558,192	—	—	376,558,192
Common collective trust measured at NAV				40,376,297
Total investments at fair value				$416,934,489

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$265,541,943	$—	$—	$265,541,943
Self-directed brokerage accounts	6,005,400	—	—	6,005,400
Lincoln Electric Stock Fund
Cash	5,771,533	—	—	5,771,533
Common Stock	137,633,014	—	—	137,633,014
Total investments in the fair value hierarchy	414,951,890	—	—	414,951,890
Common collective trust measured at NAV				33,485,322
Total investments at fair value				$448,437,212
Note 8 — Investment in Common Collective Trust Fund
The Plan invests in the Fidelity Managed Income Portfolio (“the Portfolio”), a fully benefit-responsive common collective trust fund.  The Portfolio’s objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  The Portfolio may invest in fixed-income securities, money market funds and derivative instruments (i.e., swap agreements), and also enter into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to meet its objective of capital preservation.  The Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, participants may not transfer their investments in the fund directly to another fixed income fund within the Plan.

The Lincoln Electric Company
 Employee Savings Plan
 EIN:  34-0359955          Plan Number:  005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Cash, interest bearing		$3,754,889

Common Collective Trust:
Fidelity Managed Income Portfolio*	40,376,297 units	40,376,297

Units of registered investment companies:
T.Rowe Price Blue Chip Growth SHS	655,073 units	47,414,178
Fidelity Spartan 500 Index*	382,564 units	27,471,909
Dodge & Cox Balanced Fund	276,758 units	26,131,469
Artisan Mid Cap Institutional	564,721 units	24,068,414
PIMCO Total Return Fund Institutional Class	2,322,422 units	23,386,785
Fidelity Diversified International K Fund*	510,125 units	17,849,287
Vanguard Small Cap Index Fund Institutional	273,622 units	14,515,654
Vanguard Target Ret 2020 Inv CL	426,962 units	11,592,023
American Funds Washington Mutual R6	292,828 units	11,259,254
American Funds EuroPacific Growth	236,504 units	10,718,364
Vanguard Target Ret 2025 Inv CL	630,351 units	9,846,088
Vanguard Selected Value Inv	377,186 units	9,750,260
Vanguard Target Ret 2030 Inv CL	286,153 units	7,932,170
Vanguard Target Ret 2035 Inc CL	329,055 units	5,541,286
Vanguard Target Ret 2045 Inc CL	307,265 units	5,463,166
Vanguard Target Ret 2015 Inc CL	328,981 units	4,681,403
Vanguard Target Ret 2050 Inv CL	149,447 units	4,257,737
Vanguard Target Ret 2040 Inv CL	145,110 units	4,128,391
Vanguard Target Ret 2055 Inv CL	72,929 units	2,248,415
DFA U.S. Small Cap Portfolio Fund	72,610 units	2,059,214
Vanguard Target Ret Inc	129,903 units	1,617,294
Fidelity Spartan Extended Market Index Adv CL*	26,645 units	1,337,569
Vanguard Target Ret 2010 Inv CL	53,234 units	1,324,454
Vanguard Total International Stock Index Admiral Shares	21,457 units	520,117
		275,114,901

Fidelity BrokerageLink	Self-directed brokerage accounts	7,280,818

Common stock held by the Lincoln Electric Stock Fund
Lincoln Electric Holdings, Inc.*	1,742,293 Common Shares	90,407,584

Participant loans*	Loans bearing interest at rates ranging from 4.25% to 9.25%	12,498,990
Total assets		$429,433,479
*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Vincent K. Petrella
Vincent K. Petrella
Executive Vice President and
Chief Financial Officer

Date: June 27, 2016